Exhibit 99.2

AMERICAS GOLD AND SILVER CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2023
DATED NOVEMBER 14, 2023

Americas Gold and Silver Corporation
Management’s Discussion and Analysis
Table of Contents

Forward-Looking Statements	1
Management’s Discussion and Analysis	2
Overview	3
Recent Developments and Operational Discussion	4
Results of Operations	11
Summary of Quarterly Results	12
Liquidity	13
Capital Resources	15
Off-Balance Sheet Arrangements	15
Transactions with Related Parties	15
Risk Factors	16
Accounting Standards and Pronouncements	16
Financial Instruments	16
Capital Structure	17
Controls and Procedures	17
Technical Information	17
Non-GAAP and Other Financial Measures	17

Unless otherwise indicated, in this Management Discussion and Analysis all reference to “dollar” or the use of the symbol “$” are to the United States of America dollar and all references to “C$” are to the Canadian dollar. Additionally, percentage changes in this Management’s Discussion and Analysis are based on dollar amounts before rounding.

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2023

Forward-Looking Statements

Statements contained in this Management’s Discussion and Analysis (“MD&A”) of Americas Gold and Silver Corporation (the “Company” or “Americas Gold and Silver”) that are not current or historical factual statements may constitute "forward-looking information" or "forward-looking statements" within the meaning of applicable Canadian and United States securities laws ("forward-looking statements"). These forward-looking statements are presented for the purpose of assisting the Company's securityholders and prospective investors in understanding management's views regarding those future outcomes and may not be appropriate for other purposes. When used in this MD&A, the words "may", "would", "could", "will", "intend", "plan", "anticipate", "believe", "seek", "propose", "estimate", "expect", and similar expressions, as they relate to the Company, are intended to identify forward-looking statements. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this MD&A describe expectations as at the date hereof; and (ii) actual results and events could differ materially from those expressed or implied. Capitalized terms used but not defined in this “Forward-Looking Statements” section of this MD&A shall have the meaning ascribed to such term elsewhere in this MD&A.

Specific forward-looking statements in this MD&A include, but are not limited to: any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements; estimates of mineral reserves and resources; the realization of mineral reserve estimates; the impairment of mining interests and non-producing properties; the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development; the success of exploration and development activities; the Company’s testing work (and receipt of the results thereof), production, development plans and performance expectations at the Relief Canyon mine and its ability to operate, finance, develop and operate Relief Canyon, including the timing and conclusions of the technical studies, data compilation and analysis occurring at Relief Canyon and the potential for reassessment of the remaining carrying value of the Relief Canyon asset; statements regarding the Galena Complex Recapitalization Plan, including with respect to underground development improvements, equipment procurement and the high-grade Phase II extension exploration drilling program and expected results thereof and completion of the shaft repair related to the Galena hoist project on its expected schedule and budget, and the realization of the anticipated benefits therefrom; Company's Cosalá Operations, including expected production levels; the ability of the Company to target higher-grade silver ores at the Cosalá Operations; statements relating to the future financial condition, assets, liabilities (contingent or otherwise), business, operations or prospects of the Company; statements relating to the Company’s EC120 Project, including expected approvals, financing availability and capital expenditures required to develop such project and reach production thereat, expectations regarding the ability to rely in existing infrastructure, facilities, and equipment; material uncertainties that may impact the Company’s liquidity in the short term;  changes in accounting policies not yet in effect; permitting timelines; government regulation of mining operations; environmental risks; labour relations, employee recruitment and retention, and pension funding and valuation; the timing and possible outcomes of pending disputes or litigation; negotiations or regulatory investigations; exchange rate fluctuations; cyclical or seasonal aspects of the Company’s business; the Company’s dividend policy; the suspension of certain operating metrics such as cash costs and all-in sustaining costs for Relief Canyon; the liquidity of the Company’s common shares; and other events or conditions that may occur in the future. Inherent in the forward-looking statements are known and unknown risks, uncertainties and other factors beyond the Company's ability to control or predict that may cause the actual results, performance or achievements of the Company, or developments in the Company's business or in its industry, to differ materially from the anticipated results, performance, achievements or developments expressed or implied by such forward-looking statements.

Some of the risks and other factors (some of which are beyond Americas Gold and Silver's control) that could cause results to differ materially from those expressed in the forward-looking statements and information contained in this MD&A include, but are not limited to: risks associated with market fluctuations in commodity prices; risks associated with generally elevated inflation; risks related to changing global economic conditions and market volatility, risks relating to geopolitical instability, political unrest, war, and other global conflicts may result in adverse effects on macroeconomic conditions, including volatility in financial markets, adverse changes in trade policies, inflation, supply chain disruptions, any or all of which may affect the Company's results of operations and financial condition; the Company’s dependence on the success of its Cosalá Operations, including the San Rafael project, the Galena Complex and the Relief Canyon mines, which are exposed to operational risks and other risks, including certain development and exploration related risks, as applicable; risks related to mineral reserves and mineral resources, development and production and the Company's ability to sustain or increase present production; risks related to global financial and economic conditions; risks related to government regulation and environmental compliance; risks related to mining property claims and titles, and surface rights and access; risks related to labour relations, disputes and/or disruptions, employee recruitment and retention and pension funding and valuation; some of the Company's material properties are located in Mexico and are subject to changes in political and economic conditions and regulations in that country; risks related to the Company's relationship with the communities where it operates; risks related to actions by certain non-governmental organizations; substantially all of the Company's assets are located outside of Canada, which could impact the enforcement of civil liabilities obtained in Canadian and U.S. courts; risks related to currency fluctuations that may adversely affect the financial condition of the Company; the Company may need additional capital in the future and may be unable to obtain it or to obtain it on favourable terms; risks associated with the Company's outstanding debt and its ability to make scheduled payments of interest and principal thereon; risks associated with any hedging activities of the Company; risks associated with the Company's business objectives; risks relating to mining and exploration activities and future mining operations; operational risks and hazards inherent in the mining industry; risks related to competition in the mining industry; risks relating to negative operating cash flows; risks relating to the possibility that the Company’s working capital requirements may be higher than anticipated and/or its revenue may be lower than anticipated over relevant periods; and risks relating to climate change and the legislation governing it.
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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2023

The list above is not exhaustive of the factors that may affect any of the Company's forward-looking statements. Investors and others should carefully consider these and other factors and not place undue reliance on the forward-looking statements. The forward-looking statements contained in this MD&A represent the Company's views only as of the date such statements were made. Forward-looking statements contained in this MD&A are based on management's plans, estimates, projections, beliefs and opinions as at the time such statements were made and the assumptions related to these plans, estimates, projections, beliefs and opinions may change. Although forward-looking statements contained in this MD&A are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management's assumptions may prove to be incorrect. Some of the important risks and uncertainties that could affect forward-looking statements are described further in this MD&A. The Company cannot guarantee future results, levels of activity, performance or achievements, should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, the actual results or developments may differ materially from those contemplated by the forward-looking statements. The Company does not undertake to update any forward-looking statements, even if new information becomes available, as a result of future events or for any other reason, except to the extent required by applicable securities laws.

Management’s Discussion and Analysis

This MD&A of the results of operations, liquidity and capital resources of Americas Gold and Silver Corporation constitutes management’s review of the Company’s financial and operating performance for the three and nine months ended September 30, 2023, including the Company’s financial condition and future prospects. Except as otherwise noted, this discussion is dated November 14, 2023 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes thereto for the three and nine months ended September 30, 2023 and 2022. The unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2023 and 2022 are prepared in accordance with International Accounting Standards (“IAS”) 34 under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company prepared its latest financial statements in U.S. dollars and all amounts in this MD&A are expressed in U.S. dollars, unless otherwise stated. These documents along with additional information relating to the Company are available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company’s website at www.americas-gold.com. The content of the Company’s website and information accessible through the website do not form part of this MD&A.
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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2023

In this report, the management of the Company presents operating highlights for the three months ended September 30, 2023 (“Q3-2023”) compared to the three months ended September 30, 2022 (“Q3-2022”) and for the nine months ended September 30, 2023 (“YTD-2023”) compared to the nine months ended September 30, 2022 (“YTD-2022”) as well as comments on plans for the future. Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment.

The Company has included certain non-GAAP and other financial measures, which the Company believes, that together with measures determined in accordance with IFRS, provide investors with an improved ability to evaluate the underlying performance of the Company. Non-GAAP financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may not be comparable to similar non-GAAP and other financial performance employed by other companies. The data is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Reconciliations and descriptions can be found under “Non-GAAP and Other Financial Measures”.

This MD&A contains statements about the Company’s future or expected financial condition, results of operations and business. See “Forward-Looking Statements” above for more information on forward-looking statements.

Overview

The Company is a precious metals producer with two operations in the world's leading silver mining regions: the Galena Complex in Idaho, USA and the Cosalá Operations in Sinaloa, Mexico, and is advancing technical studies at the Relief Canyon mine (“Relief Canyon”) in Nevada, USA following a suspension of mining activities in August 2021.

In Idaho, USA, the Company operates the 60%-owned producing Galena Complex (40% owned by Mr. Eric Sprott (“Sprott”)) whose primary assets are the operating Galena mine, the Coeur mine, and the contiguous Caladay development project in the Coeur d’Alene Mining District of the northern Idaho Silver Valley. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of copper and lead over a production history of more than sixty years. The Company entered into a joint venture agreement with Sprott effective October 1, 2019 for a 40% non-controlling interest of the Galena Complex. The goal of the joint venture agreement is to position the Galena Complex to significantly grow resources, increase production, and reduce operating costs at the mine (the “Recapitalization Plan”).

In Sinaloa, Mexico, the Company operates the 100%-owned Cosalá Operations, which includes the San Rafael silver-zinc-lead mine (“San Rafael”), after declaring commercial production in December 2017. Prior to that time, it operated the Nuestra Señora silver-zinc-copper-lead mine after commissioning the Los Braceros processing facility and declaring commercial production in January 2009. The Cosalá area land holdings also host several other known precious metals and polymetallic deposits, past-producing mines, and development projects including the Zone 120 silver-copper deposit and the El Cajón silver-copper deposit. These properties are located in close proximity to the Los Braceros processing plant. The Company also owns a 100% interest in the San Felipe development project in Sonora, Mexico, which it acquired on October 8, 2020.

In Nevada, USA, the Company is advancing technical studies at the 100%-owned, Relief Canyon located in Pershing County. The mine poured its first gold in February 2020 and declared commercial production in January 2021. Operations were suspended in August 2021 in order to resolve technical challenges related to the metallurgical characteristics of the deposit. The past-producing mine includes three historic open-pit mines, a crusher, ore conveying system, leach pads, and a refurbished heap-leach processing facility. The landholdings at Relief Canyon and the surrounding area cover over 11,700 hectares, providing the Company the potential to expand the Relief Canyon deposit and to explore for new discoveries close to existing processing infrastructure.
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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2023

The Company’s mission is to profitably expand its precious metals production through the development of its own projects and consolidation of complementary projects. The Company is also focused on extending the mine life of its current assets through exploration and charting a path to profitability at the Galena Complex with the Recapitalization Plan, as well as resolving technical challenges at Relief Canyon. The Company will continue exploring and evaluating prospective areas accessible from existing infrastructure and the surface at the Galena Complex, and early-stage targets with an emphasis on the Cosalá District.

The Company’s management and Board of Directors (the “Board”) are comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals deposits globally. The Company’s principal and registered office is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company is a reporting issuer in each of the provinces of Canada, and is listed on the TSX trading under the symbol “USA” and on the NYSE American trading under the symbol “USAS”.

Recent Developments and Operational Discussion

Q3-2023 Highlights

•
Revenue of $18.3 million for Q3-2023 compared to revenue of $18.3 million for Q3-2022, resulting from higher silver production and silver price from the Galena Complex, offset by slighly lower base metal production and lower zinc prices from the Cosalá Operations during the most recent period.

•
A net loss of $10.4 million for Q3-2023, or an attributable loss of $0.04 per share representing a decrease in net loss of $14.1 million compared to Q3-2022, primarily due to the prior period’s recognition of an impairment to property, plant and equipment at Relief Canyon of $13.4 million.

•
Consolidated attributable production of approximately 1.0 million ounces of silver equivalent[1], including 0.4 million ounces of silver, 9.0 million pounds of zinc and 4.7 million pounds of lead, with cost of sales of $14.52/oz silver equivalent produced[1], cash costs of $19.01/oz silver produced[1] and all-in sustaining costs of $29.55/oz silver produced[1] during the quarter.

•
Production was negatively impacted early in the quarter by a planned 5-day electrical shutdown at the Galena Complex to allow necessary hoist switchgear upgrades, as well as mobile equipment availability. The Cosalá Operations had various mill outages totalling 14 days due to heavy rain and tailings work during the Q3-2023 period.

•
In Q3-2023, the Company developed to the transition zone between the San Rafael Upper Zone and Zone 120 and mined approximately 10,000 tonnes to-date with an average grade in excess of 200 grams per tonne. The Company expects to realize an increase in silver production in the near term due the higher-grade silver areas in the Upper Zone and this transition zone.

•
Following the end of the quarter, the Company commenced discussions with interested metal traders to provide concentrate prepayment financing for the capital requirements at its 100%-owned El Cajón and Zone 120 silver-copper project (“EC120 Project”) at the Cosalá Operations. The 2019 Preliminary Feasibility Study for the project forecasted production of 12 million ounces of silver and 23 million pounds of copper over a 5-year mine life.

•
Cash used in operating activities[1] improved by $1.7 million to $3.9 million during Q3-2023 compared to cash used in operating activities of $5.6 million during Q3-2022 before changes in non-cash working capital items.

•	The Company had a cash and cash equivalents balance of $0.9 million and working capital[1] deficit of $25.3 million as at September 30, 2023.

Q3-2023 continued to be challenging due to the decrease in base metals prices as investors adjusted capital flows and allocations in response to heightened recession expectations, inflationary impacts, general overall increased global interest rates, and the continuing conflict in the Ukraine, among other macroeconomic events. The market price of silver significantly increased by 23% quarter-to-quarter to average price of $23.57/oz in Q3-2023 compared to an average price of $19.22/oz in Q3-2022. However, the market price of zinc significantly decreased by 26% quarter-to-quarter to average price of $1.10/lb in Q3-2023 compared to an average price of $1.48/lb in Q3-2022. The Company is dependant on both precious and base metal prices for profitability and liquidity. In addition, the USD/MXN exchange ratio decreased during the period to a low of approximately 16.6:1 during Q3-2023 from over 20:1 during Q3-2022.

1 This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.
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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2023

Galena Complex

The Galena Complex produced approximately 348,500 ounces of silver and 3.1 million pounds of lead in Q3-2023, compared to approximately 242,000 ounces of silver (a 44% increase in silver production) and 3.5 million pounds of lead in Q3-2022 (a 13% decrease in lead production). The increase in silver production highlights the continuing benefit and further potential of increased production following completion of the Galena Recapitalization Plan. Production was negatively impacted early in the quarter by a planned 5-day electrical shutdown at the Galena Complex to allow necessary hoist switchgear upgrades. Towards the end of Q3-2023, the Galana Complex was unable to maintain targeted ore production due to unavailability of mine mobile equipment. The availability issue has been largely resolved and, while improvements were too late to positively impact Q3-2023 results, ore production in October has provided a strong start for the final quarter of 2023. Cash costs decreased to $22.91 per ounce silver in Q3-2023 from $28.51 per ounce silver in Q3-2022 with a similar decrease in all-in sustaining costs due to the increased silver production.

The Company began mining high-grade silver ore from the 3700 Level in mid-December 2022 and started development on the 4300 Level to access the Upper 360 Complex reserves area. The 4300 Level mining front will increase the number of producing stopes and boost production throughput to coincide with the completion of the Galena hoist project. The Galena hoist was operational by the end of Q2-2023. The Company is focused on finishing the remaining shaft repair work. The shaft was fully inspected with a LIDAR survey scan showing less than a few hundred feet of the shaft requiring more extensive repair. The Galena hoist will increase hoisting capacity at the Galena Complex, support plans to increase production and improve operational flexibility. Cash costs per ounce at the Galena Complex are also anticipated to decrease with the completion of the Galena hoist replacement as the benefits of economies of scale on the existing cost base with higher grade silver ore are realized.

Cosalá Operations

The Cosalá Operations produced approximately 177,500 ounces of silver, 9.0 million pounds of zinc and 2.8 million pounds of lead in Q3-2023, compared to approximately 186,000 ounces of silver, 9.4 million pounds of zinc, and 3.8 million pounds of lead in Q3-2022. Production during the quarter was negatively impacted by a cumulative 14 days of lost mill operating time due to heavy rainfall and tailings maintenance. Cash costs per silver ounce increased significantly in the quarter to $14.42 per ounce from $(4.43) per ounce in Q3-2022 due to the lower price of zinc (primarily) combined with lower base metal production, and the devaluation of the USD relative to the Mexican peso.

Production at the Cosalá Operations during YTD-2023 was impacted by a 17-day maintenance shutdown of the Cosalá Operations tailings facility in February in order to perform remedial work on a decant tunnel as part of the long-term environmental plan at the operations, and various mill outages totalling 14 days during Q3-2023 due to heavy rain and tailings work. The Cosalá Operations has accumulated an ore stockpile of approximately 25,000 tonnes since the beginning of the year. Further, mining has begun in the transition zone between the San Rafael Upper Zone and Zone 120 with approximately 10,000 tonnes mined to-date with an average grade in excess of 200 grams per tonne. The Company expects to realize an increase in silver production in the near term due the higher-grade silver areas in the Upper Zone and the transition zone.
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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2023

El Cajón and Zone 120 Silver-Copper Deposits (“EC120”, “Project”)

With the current higher silver price and lower zinc price, the Company decided to expedite the development of its 100%-owned EC120 Project at the Cosalá Operations in late Q2-2023. Initial access to the Zone 120 deposit occurred in Q3-2023 from the San Rafael Upper Zone development and approximately 10,000 tonnes of high-grade material was stockpiled from the transition area between the deposits.

The Company has commenced discussions in Q4-2023 with interested metal traders to provide concentrate prepayment financing options for the capital requirements at the EC120 Project. The 2019 Preliminary Feasibility Study entitled “Americas Silver Corporation Technical Report on the San Rafael Mine and the EC120 Preliminary Feasibility Study, Sinaloa, Mexico” dated May 17, 2019 (with an effective date of April 3, 2019) (the “PFS”) capital estimate assumed a standalone project including initial access, development, and equipment (other than the Los Braceros mill). The current EC120 Project will take advantage of existing infrastructure, facilities, and equipment currently in use at the Cosalá Operation’s San Rafael Mine. Assuming the Company’s ability to bring to expected production, the EC120 Project is expected to provide significantly improved cash flow to the Company given the shared infrastructure, capital reductions, and the higher silver and copper prices which have improved since the date of the study.

Highlights of the standalone 2019 PFS are as follows:
•	Probable mineral reserve of approximately 2.9 million tonnes with a grade of 157g/t silver and 0.42% copper containing approximately 14.5 million ounces of silver and 26.5 million pounds of copper.
•
Average annual metal production of 2.5 million ounces of silver and 4.5 million pounds of copper with a total of over 12 million ounces of silver and 23.0 million pounds of copper over a mine life of approximately 5 years.

•
Pre-tax net present value with a 5% discount rate (“NPV5%”) of approximately $43 million and internal rate of return (“IRR”) of 61% or after-tax NPV5% of $33 million and IRR of 47% at long term consensus prices of $17.50 per ounce silver and $3.00 per pound copper.

•	Standalone initial capital expenditure of approximately $17 million with life of mine sustaining capital of approximately $15 million.
•	Life of mine cash costs of approximately $9.60 per silver ounce and average all-in sustaining costs of approximately $10.80 per silver ounce.
•	Processing is planned to take place at the existing Los Braceros facility to produce a silver-bearing copper concentrate with only minor modifications to the plant expected to be required.

The Company expects to have Board approval for proceeding with the development and capital expenditure budget required for the EC120 Project before the end of the year with financing available. The EC120 Project is expected to stockpile sliver-copper ore from the transition area and EC120 through the beginning of 2024 until mining rates can be increased to mill throughput capacity which is expected in Q3-2024. For further information on the EC120 Project, please visit the Technical Reports section of the Company’s website.

Relief Canyon Update

The Company is continuing efforts to resolve metallurgical challenges experienced at Relief Canyon. Relief Canyon suspended mining operations as of August 13, 2021 with approval by the Board of Directors. The Company continued leaching operations through Q3-2023 and continued working to improve recovery through ongoing technical studies and metallurgical test programs. These technical studies have not yet identified an economical path to resuming near-term production. The Company discontinued leaching and heap rinsing operations in Q4-2023. The Company will reassess the status of the operation as the results of these efforts (and others) become available and the results are evaluated.

Other Items During Fiscal 2023

On May 17, 2021, the Company announced it had entered into an at-the-market offering agreement (the “ATM Agreement”) with H.C. Wainwright & Co. LLC, acting as the lead agent, and Roth Capital Partners, LLC, as agent, pursuant to which the Company established an at-the-market equity program for aggregate gross proceeds to the Company of up to $50.0 million. This agreement expired on February 28, 2023 and approximately 44.1 million common shares were sold pursuant to the ATM Agreement with an average price per common share of approximately $1.01 for gross proceeds of approximately $44.4 million.
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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2023

On December 12, 2022, the Company amended its existing offtake agreement with Ocean Partners USA, Inc. for lead concentrates produced from the Galena Complex to include a pre-payment facility of $3.0 million (the “Facility”) to fund general working capital at the Galena Complex. Principal on the Facility is being repaid through semi-monthly installments deductible from concentrate deliveries primarily and can be redrawn on a revolving basis. The Facility was drawn in full in February 2023.

On February 26, 2023, the Company amended its metals delivery agreement (the “Purchase Agreement”) with Sandstorm Gold Ltd. (“Sandstorm”) for the right to increase its advance payment by $2.75 million per calendar quarter or up to $11.0 million in aggregate during fiscal 2023 in order to satisfy the gold delivery obligations under the Purchase Agreement. The advances are to be repaid through balancing fixed deliveries of gold commencing at the end of the existing agreement (2025+). The first, second, and third calendar quarter advances of $2.75 million per quarter were drawn in March, May, and August 2023, respectively, with fourth quarter advance of $2.15 million drawn in October 2023.

On March 31, 2023, the Company amended the existing promissory note to Sandstorm with the remaining principal of $2.5 million to be repaid in four equal instalments due June 30 and October 1, 2023, and July 1 and October 1, 2024, in addition to amending its interest rate to 8% per annum.

On April 12, 2023, the Company entered into a $4.0 million net smelter returns royalty agreement (the “Royalty Agreement”) with Sandstorm to be repaid through a 2.5% royalty on attributable production from the Cosalá Operations and Galena Complex. The royalty reduces to 0.2% on attributable production from the Cosalá Operations and Galena Complex after the aggregate repayment of $4.0 million and may be eliminated thereafter with a buyout payment of $1.9 million.

On June 21, 2023, the Company’s issued an additional secured convertible debenture to an Delbrook Capital Advisors (“Delbrook”) under the Company’s existing RoyCap Convertible Debenture, increasing the principal balance by C$8.0 million to a total of C$24.3 million outstanding at the end of the second quarter. The Company also amended the interest payable to 11% per annum, the conversion price to C$0.80, and extended the term of the maturity to July 1, 2024 with mutual option to extend by incremental calendar quarters up to April 28, 2025, among other terms. The RoyCap Convertible Debenture’s outstanding balance was reduced to C$23.0 million as of November 14, 2023, through additional retractions of C$1.3 million settled through issuance of approximately 2.7 million of the Company’s common shares. On October 30, 2023, the Company amended the RoyCap Convertible Debenture held by Delbrook by increasing the principal by C$2.0 million with all other material terms unchanged. On November 13, 2023, the Company and Delbrook agreed to amend the terms of the existing 3,500,000 common share purchase warrants (“Warrants”) held by Delbrook and affiliates to amend the exercise price from C$0.80 per warrant to C$0.55 per Warrant. The Warrants expire on June 21, 2026, and contain customary anti-dilution provisions, as well as customary blocker language regarding becoming a control person without required shareholder and TSX approvals.

The Company closed non-brokered private placements for total gross proceeds of $0.8 million in July of 2023 through total issuance of approximately 2.2 million of the Company’s common shares priced at approximately $0.47 CAD per share. Total gross proceeds of $0.4 million were raised from members of the Company’s board and management.
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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2023

2023 Guidance and 2024 Outlook

	2023 Guidance[1]	2024 Outlook[1]
Silver Production (oz)	2.2 - 2.6 Moz	3.5 - 4 Moz
Zinc Production (lb)	33 - 37 Mlb	23 - 27 Mlb
Lead Production (lb)	22 - 26 Mlb	18 - 22 Mlb
Copper Production (lb)	-	1.5 - 2 Mlb
Silver Equivalent Production (oz)	5.5 - 6 Moz	6.5 - 7 Moz
Cash Costs/Ag Oz Production ($/oz)	$8.00 - $9.00/oz
Capital Expenditures - Sustaining ($)	$9 - $10 M
Capital Expenditures - Discretionary ($)	$3 - $4 M
Exploration Drilling - Discretionary ($)	$3 - $4 M

[1]
Throughout this MD&A, guidance for 2023 and outlook for 2024 was based on production of the Cosalá Operations at 100% and the Galena Complex at 60% (40% owned by Sprott), and silver equivalent production for guidance and outlook was calculated based on $22.00/oz silver, $1.45/lb zinc, $1.00/lb lead, and $3.75/lb copper.

The Company’s production guidance for 2023 remains unchanged but the Company expects to be at the lower end of both the consolidated attributable silver production range between 2.2 and 2.6 million ounces and consolidated attributable silver equivalent production range between 5.5 to 6 million ounces.

The Company anticipates consolidated silver equivalent production to further increase in 2024 benefitting from increased hoisting capacity following the completion of the Galena hoist and higher silver contribution from the Cosalá Operations. Consolidated silver equivalent production for 2024 is expected to range between 6.5 to 7 million ounces.

Consolidated Results and Developments

	Q3-2023	Q3-2022	YTD-2023	YTD-2022
Revenue ($ M)	$18.3	$18.3	$64.6	$64.7
Silver Produced (oz)[1]	386,615	331,304	1,459,674	930,848
Zinc Produced (lb)[1]	8,985,496	9,434,924	25,784,800	28,950,116
Lead Produced (lb)[1]	4,666,578	5,865,288	16,082,446	18,680,540
Total Silver Equivalent Produced ($/oz)[1,2]	989,440	1,339,001	3,437,211	3,956,533
Cost of Sales/Ag Eq Oz Produced ($/oz)[1,3]	$14.52	$10.33	$12.94	$10.12
Cash Costs/Ag Oz Produced ($/oz)[1,3]	$19.01	$10.01	$12.80	$(0.39)
All-In Sustaining Costs/Ag Oz Produced ($/oz)[1,3]	$29.55	$18.66	$20.19	$7.51
Net Loss ($ M)	$(10.5)	$(24.6)	$(28.1)	$(34.2)
Comprehensive Income (Loss) ($ M)	$(8.5)	$(20.1)	$(26.1)	$(24.3)

[1]
Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

[2]	Throughout this MD&A, silver equivalent production was calculated based on all metals production at average realized silver, zinc, and lead prices during each respective period.
[3]	This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.

Consolidated attributable silver production during Q3-2023 increased by 17% compared to the same period in Q3-2022. Consolidated attributable silver equivalent production during Q3-2023 decreased by 26% compared to Q3-2022. The reported silver equivalent production was impacted by higher silver prices and lower zinc prices in Q3-2023 compared to Q3-2022 as the Company uses realized quarterly prices in its calculations. These price changes negatively impacted the silver equivalent production calculation by approximately 0.3 million ounces in Q3-2023 relative to Q3-2022.
Page | 8

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2023

Despite the increase in silver production, YTD-2023 production was impacted by a 17-day maintenance shutdown of the Cosalá Operations tailings facility in February in order to perform remedial work on a decant tunnel as part of the long-term environmental plan at the operations, and various mill outages totalling 14 days during Q3-2023 due to heavy rain and tailings work. Production at the Galena Complex was negatively impacted early in Q3-2023 by a planned 5-day electrical shutdown at the Galena Complex to allow necessary hoist switchgear upgrades. Towards the end of Q3-2023, the Galana Complex was unable to maintain targeted ore production due to unavailability of mine mobile equipment. The availability issue has been largely resolved and, while improvements were too late to positively impact Q3-2023 results, October production has provided a strong start for the final quarter of 2023.

Revenue of $18.3 million for the three months ended September 30, 2023 was unchanged compared to revenue of $18.3 million for the three months ended September 30, 2022. Higher revenue from the Galena Complex was recognized from higher silver production during the period, offset by lower revenue from the Cosalá Operations due to lower zinc prices and lower base metal production. The average realized silver, zinc, and lead prices1 increased by 25%, decreased by 25%, and increased by 10%, respectively, from Q3-2022 to Q3-2023. The average realized silver price of $23.77/oz. for Q3-2023 (Q3-2022 – $19.07/oz.) is comparable to the average London silver spot price of $23.57/oz. for Q3-2023 (Q3-2022 – $19.22/oz.).

The Company recorded a net loss of $10.5 million for the three months ended September 30, 2023 compared to a net loss of $24.6 million for the three months ended September 30, 2022. The decrease in net loss was primarily attributable to lower foreign exchange loss, and prior period’s recognition of an impairment to property, plant and equipment at Relief Canyon, offset in part by higher interest and financing expense. These variances are further discussed in the following sections.

Cosalá Operations

	Q3-2023	Q3-2022	YTD-2023	YTD-2022
Tonnes Milled	133,206	142,403	409,857	430,578
Silver Grade (g/t)	65	59	83	54
Zinc Grade (%)	3.76	3.78	3.54	3.90
Lead Grade (%)	1.36	1.59	1.37	1.67
Silver Recovery (%)	64.2	68.8	71.4	59.2
Zinc Recovery (%)	81.4	79.5	80.7	78.2
Lead Recovery (%)	70.8	75.4	70.8	72.9
Silver Produced (oz)	177,503	186,062	777,616	440,632
Zinc Produced (lb)	8,985,496	9,434,924	25,784,800	28,950,116
Lead Produced (lb)	2,835,662	3,765,604	8,774,075	11,559,124
Total Silver Equivalent Produced ($/oz)[1,2]	704,458	1,096,036	2,450,380	3,149,880
Silver Sold (oz)	175,862	175,015	763,226	414,856
Zinc Sold (lb)	9,017,317	9,479,410	25,015,767	27,908,405
Lead Sold (lb)	2,871,795	3,879,776	8,636,477	11,215,081
Cost of Sales/Ag Eq Oz Produced ($/oz)[2]	$12.70	$7.70	$11.22	$7.70
Cash Costs/Ag Oz Produced ($/oz)[2]	$14.42	$(4.43)	$6.81	$(26.36)
All-In Sustaining Costs/Ag Oz Produced ($/oz)[2]	$27.24	$4.35	$14.25	$(17.91)

[1]	Throughout this MD&A, silver equivalent production was calculated based on all metals production at average realized silver, zinc, and lead prices during each respective period.
[2]	This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.

2 These are supplementary or non-GAAP financial measures or ratios. See “Non-GAAP and Other Financial Measures” section for further information.
Page | 9

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2023

Production during the quarter was negatively impacted by a cumulative 14 days of lost mill operating time due to heavy rainfall and tailings maintenance. Cash costs per silver ounce increased significantly in the quarter to $14.42 per ounce from $(4.43) per ounce in Q3-2022 due to the lower price of zinc (primarily) combined with lower base metal production, and the devaluation of the USD relative to the Mexican peso, partially.

Production at the Cosalá Operations during YTD-2023 was impacted by a 17-day maintenance shutdown of the Cosalá Operations tailings facility in February in order to perform remedial work on a decant tunnel as part of the long-term environmental plan at the operations, and various mill outages totalling 14 days during Q3-2023 due to heavy rain and tailings work. The Cosalá Operations has accumulated an ore stockpile of approximately 25,000 tonnes since the beginning of the year. Further, mining has begun in the transition zone between the San Rafael Upper Zone and Zone 120 with approximately 10,000 tonnes mined to-date with an average grade in excess of 200 grams per tonne. The Company expects to realize an increase in silver production in the near term due the higher-grade silver areas in the Upper Zone and the transition zone.

Galena Complex

	Q3-2023	Q3-2022	YTD-2023	YTD-2022
Tonnes Milled	27,683	25,867	89,605	84,252
Silver Grade (g/t)	400	299	404	310
Lead Grade (%)	5.28	6.49	6.55	6.72
Silver Recovery (%)	97.9	97.0	97.7	97.2
Lead Recovery (%)	94.7	94.6	94.1	95.1
Silver Produced (oz)	348,521	242,070	1,136,764	817,026
Lead Produced (lb)	3,051,526	3,499,472	12,180,618	11,869,026
Total Silver Equivalent Produced ($/oz)[1,2]	474,970	404,942	1,644,719	1,344,422
Silver Sold (oz)	362,376	252,465	1,142,429	831,524
Lead Sold (lb)	3,171,857	3,646,277	12,223,492	12,096,879
Cost of Sales/Ag Eq Oz Produced ($/oz)[2]	$19.02	$22.22	$17.22	$19.56
Cash Costs/Ag Oz Produced ($/oz)[2]	$22.91	$28.51	$19.62	$22.96
All-In Sustaining Costs/Ag Oz Produced ($/oz)[2]	$31.52	$37.00	$26.97	$30.35
All-In Sustaining Costs with Galena
Recapitalization Plan/Ag Oz Produced ($/oz)[2]	$32.31	$48.81	$30.92	$38.57

[1]	Throughout this MD&A, silver equivalent production was calculated based on all metals production at average realized silver, zinc, and lead prices during each respective period.
[2]	This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.

The Galena Complex increased silver production by 44% in Q3-2023, producing approximately 348,500 ounces of silver and 3.1 million pounds of lead. The increase in silver production highlights the continuing benefit and further potential of increased production following completion of the Galena Recapitalization Plan which includes rehabilitation of the Galena shaft. Production was negatively impacted early in the quarter by a planned 5-day electrical shutdown at the Galena Complex to allow necessary hoist switchgear upgrades. Towards the end of Q3-2023, the Galana Complex was unable to maintain targeted ore production due to unavailability of mine mobile equipment. The availability issue has been largely resolved and, while improvements were too late to positively impact Q3-2023 results, October production has provided a strong start for the final quarter of 2023. Cash costs decreased to $22.91 per ounce silver in Q3-2023 from $28.51 per ounce silver in Q3-2022 with a similar decrease in AISC due to the increase silver production.

The Company began mining high-grade silver ore from the 3700 Level in mid-December 2022 and started development on the 4300 Level to access the Upper 360 Complex reserves area. The 4300 Level mining front will increase the number of producing stopes and boost production throughput to coincide with the completion of the Galena hoist project.  The Company is focused on finishing the remaining shaft repair work. The shaft was fully inspected with a LIDAR survey scan showing less than a few hundred feet of the shaft requiring more extensive repair. The Galena hoist will increase hoisting capacity at the Galena Complex, support plans to increase production and improve operational flexibility. Cash costs per ounce at the Galena Complex are also anticipated to decrease with the completion of the Galena hoist replacement as the benefits of economies of scale on the existing cost base with higher grade silver ore are realized.
Page | 10

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2023

Results of Operations

Analysis of the three months ended September 30, 2023 vs. the three months ended September 30, 2022

The Company recorded a net loss of $10.5 million for the three months ended September 30, 2023 compared to a net loss of $24.6 million for the three months ended September 30, 2022. The decrease in net loss was primarily attributable to lower foreign exchange loss ($1.9 million), and prior period’s recognition of an impairment to property, plant and equipment at Relief Canyon ($13.4 million), offset in part by higher interest and financing expense ($1.6 million), each of which are described in more detail below.

Interest and financing expense increased by $1.6 million mainly due to higher interest and financing expense recognized during the period through cash generated from financing activities.

Foreign exchange loss decreased by $1.9 million to a $0.5 million loss for the three months ended September 30, 2023 from a $2.4 million loss for the three months ended September 30, 2022 mainly due to material changes in foreign exchange rates during the period impacting valuation of non-functional currency instruments from the Company’s Canadian subsidiaries.

Impairment to property, plant and equipment of $13.4 million was recorded during the three months ended September 30, 2022 to Relief Canyon due to the assessment of an impairment indicator as previously noted.  There were no comparable impairments during Q3-2023.

Analysis of the nine months ended September 30, 2023 vs. the nine months ended September 30, 2022

The Company recorded a net loss of $28.1 million for the nine months ended September 30, 2023 compared to a net loss of $34.2 million for the nine months ended September 30, 2022. The decrease in net loss was primarily attributable to lower foreign exchange loss ($3.5 million), and prior period’s recognition of an impairment to property, plant and equipment at Relief Canyon ($13.4 million), offset in part by higher cost of sales ($3.3 million), higher interest and financing expense ($3.6 million), and prior period’s gain on government loan forgiveness ($4.3 million), each of which are described in more detail below.

Cost of sales increased by $3.3 million to $56.3 million for the nine months ended September 30, 2023 from $53.0 million for the nine months ended September 30, 2022. The increase was primarily due to $3.2 million and $2.0 million increase in cost of sales from the Cosalá Operations and Galena Complex, respectively, due to increase in operating costs, primarily related to increases in employee costs and the USD/MXN exchange rate, offset in part by $2.0 million decrease in inventory net realizable value write-downs at Relief Canyon recognized during the period.

Interest and financing expense increased by $3.6 million mainly due to higher interest and financing expense recognized during the period through cash generated from financing activities.

Foreign exchange loss decreased by $3.5 million to a $0.1 million loss for the nine months ended September 30, 2023 from a $3.6 million loss for the nine months ended September 30, 2022 mainly due to material changes in foreign exchange rates during the period impacting valuation of non-functional currency instruments from the Company’s Canadian subsidiaries.
Page | 11

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2023

Impairment to property, plant and equipment of $13.4 million was recorded during the nine months ended September 30, 2022 to Relief Canyon due to the assessment of an impairment indicator as previously noted.  There were no comparable impairments during YTD-2023.

Gain on government loan forgiveness of $4.3 million was recorded during nine months ended September 30, 2022 as forgiveness of the Company’s loan through the Paycheck Protection Program from the U.S. CARES Act was confirmed during the period.

Summary of Quarterly Results

The following table presents a summary of the consolidated operating results for each of the most recent eight quarters ending with September 30, 2023.

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2023	2023	2023	2022	2022	2022	2022	2021 [1,5]
Revenue ($ M)	$18.3	$24.2	$22.1	$20.3	$18.3	$20.0	$26.4	$14.2
Net Loss ($ M)	(10.5)	(7.1)	(10.5)	(11.0)	(24.6)	(9.3)	(0.3)	(32.4)
Comprehensive Income (Loss) ($ M)	(8.5)	(6.5)	(11.1)	(14.3)	(20.1)	(7.0)	2.8	(34.9)

Silver Produced (oz)[2]	386,615	573,382	499,677	377,353	331,304	299,228	300,316	61,001
Zinc Produced (lb)[2]	8,985,496	9,574,772	7,224,532	10,369,679	9,434,924	9,941,949	9,573,243	4,164,185
Lead Produced (lb)[2]	4,666,578	5,873,499	5,542,369	5,926,134	5,865,288	6,447,775	6,367,477	1,672,806
Cost of Sales/Ag Eq Oz Produced ($/oz)[2,3,4]	$14.52	$13.12	$11.43	$9.20	$10.33	$9.76	$10.26	$7.47
Cash Costs/Ag Oz Produced ($/oz)[2,3,4]	$19.01	$10.00	$11.18	$3.62	$10.01	$(2.72)	$(9.55)	$(18.53)
All-In Sustaining Costs/Ag Oz Produced ($/oz)[2,3,4]	$29.55	$16.78	$16.87	$14.89	$18.66	$5.37	$(2.67)	$(14.67)

Current Assets (qtr. end) ($ M)	$18.6	$26.8	$25.3	$25.4	$19.3	$29.1	$29.0	$23.5
Current Liabilities (qtr. end) ($ M)	43.9	44.9	45.0	42.1	36.0	38.1	33.5	45.6
Working Capital (qtr. end) ($ M)	(25.3)	(18.1)	(19.7)	(16.7)	(16.7)	(9.0)	(4.5)	(22.1)

Total Assets (qtr. end) ($ M)	$183.3	$193.2	$192.0	$190.8	$186.5	$209.4	$215.8	$213.4
Total Liabilities (qtr. end) ($ M)	100.1	104.7	100.1	92.2	81.0	90.2	93.7	109.6
Total Equity (qtr. end) ($ M)	83.2	88.5	91.9	98.6	105.5	119.2	122.1	103.8

[1]
Production results are nil for the Cosalá Operations from Q2-2020 to Q3-2021 due to it being placed under care and maintenance effective February 2020 as a result of the illegal blockade and exclude the Galena Complex due to suspension of certain operating metrics during the Galena Recapitalization Plan implementation.

[2]	Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).
[3]	Costs per ounce measurements during Q4-2021 were based on operating results starting from December 1, 2021 following return to nameplate production of the Cosalá Operations. Throughout this MD&A, all other production results from the Cosalá Operations during Q4-2021 were determined based on total production during the period.
[4]	This is a supplementary or non-GAAP financial measure or ratio. See “Non-GAAP and Other Financial Measures” section for further information.
[5]	Certain fiscal 2021 amounts were adjusted through changes in accounting policies. See “Accounting Standards and Pronouncements” section for further information.
Page | 12

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2023

Liquidity

The change in cash since December 31, 2022 can be summarized as follows (in millions of U.S. dollars):

Opening cash balance as at December 31, 2022	$2.0
Cash used in operations	(3.3)
Expenditures on property, plant and equipment	(15.9)
Lease payments	(2.5)
Repayments to promissory note	(0.6)
At-the-market offering	2.3
Private placements	0.8
Pre-payment facility	1.5
Financing from RoyCap convertible debenture	6.0
Metals contract liability	3.4
Royalty payable	3.5
Contribution from non-controlling interests	3.4
Proceeds from disposal of assets	0.9
Decrease in trade and other receivables	6.6
Change in inventories	(2.9)
Change in prepaid expenses	(0.6)
Change in trade and other payables	(3.4)
Change in foreign exchange rates	(0.3)
Closing cash balance as at September 30, 2023	$0.9

The Company’s cash and cash equivalents balance decreased from $2.0 million to $0.9 million since December 31, 2022 with a working capital deficit of $25.3 million. This decrease was mainly due to expenditures of property, plant and equipment (including the Galena hoist project), and increased operating costs, offset by increases in cash from net proceeds received from the at-the-market offering, pre-payment facility, convertible debenture, metals contract liability, royalty payable, and contributions from non-controlling interests. Current liabilities as at September 30, 2023 were $43.9 million which is $1.8 million higher than at December 31, 2022, principally due to an increase balance in the metals contract liability and revolving pre-payment facility.

The Company operates in a cyclical industry where cash flow has historically been correlated to market prices for commodities. Several material uncertainties cast substantial doubt upon the going concern assumption, including cash flow positive production at the Cosalá Operations and Galena Complex, and ability to raise additional funds as necessary to fund these operations and meet obligations as they come due. The Company’s cash flow is dependent upon its ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose of its non-core properties on an advantageous basis to fund its near-term operations, development and exploration plans, while meeting production targets at current commodity price levels.

Management evaluates viable financing alternatives to ensure sufficient liquidity including debt instruments, concentrate offtake agreements, sale of non-core assets, private equity financing, sale of royalties on its properties, metal prepayment and streaming arrangements, and the issuance of equity. Several material uncertainties may impact the Company’s liquidity in the short term, such as: the price of commodities, general inflationary pressures, cash flow positive production at both the Company’s operating mines, the Galena Complex Recapitalization Plan, the timing of the shaft repair, and the expected increase in hoisting capacity. At September 30, 2023, the Company does not have sufficient liquidity on hand to fund its expected operations for the next twelve months and will require further financing to meet its financial obligations and execute on its planned operations. From 2020 to year-to-date 2023, the Company has been successful in raising funds through equity offerings (including at-the-market offerings), debt arrangements, convertible debentures, prepayment arrangements, royalty sales, and non-core asset sales. The Company issued an aggregate of $33.75 million CAD in convertible debentures, raised an aggregate of $44.4 million through an at-the-market equity offering on the New York Stock Exchange American to fund the Company’s planned operations, amended its existing precious metals delivery and purchase agreement for the right to increase its advance payment up to $11.0 million during fiscal 2023 to satisfy current gold delivery obligations with draws expected during each quarter of fiscal 2023 as allowed under the amendment, entered into a pre-payment facility, restructured a promissory note, and believes it will be able to raise additional financing as needed. In the longer term, as the Cosalá Operations sustain full production, the Galena hoist project and shaft repair are finalized on the currently anticipated timing and budget and the Galena Complex is optimized on our current plans, and the outlook for silver, zinc, copper, and lead prices remains positive, the Company believes that cash flow will be sufficient to fund ongoing operations. However, additional impairments to the carrying value of the Company’s mining interests and property and equipment may also be required depending on ongoing technical studies at Relief Canyon, or if precious and/or base metal prices decrease from their current levels.
Page | 13

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2023

The Company’s financial instruments consist of cash, trade receivables, restricted cash, trade and other payables, and other long-term liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest or credit risk arising from financial instruments. The majority of the funds of the Company are held in accounts at major banks in Canada, Mexico and the United States.

The Company received confirmation via letters from the U.S. Internal Revenue Service that $5.3 million in refunds were approved through the Employee Retention Credit from the U.S. CARES Act to assist with payroll and other expenses at the Galena Complex during the COVID-19 pandemic. A refund of $3.5 million was received in January 2023 with the remaining $1.8 million received in April 2023.

Post-Employment Benefit Obligations

The Company’s liquidity has been, and will continue to be, impacted by pension funding commitments as required by the terms of the defined benefit pension plans offered to both its hourly and salaried workers at the Galena Complex (see Note 14 in the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2022). Both pension plans are under-funded due to actuarial losses incurred from market conditions and changes in discount rates; the Company intends to fund to the minimum levels required by applicable law. The Company currently estimates total annual funding requirements for both Galena Complex pension plans to be approximately $0.9 million per year for each of the next 5 years (excluding fiscal 2022 funding requirements paid in January 2023), with approximately $0.4 million funded during fiscal 2023 (as of November 14, 2023). Effects from market volatility and interest rates may impact long term annual funding commitments.

The Company evaluates the pension funding status on an annual basis in order to update all material information in its assessment, including updated mortality rates, investment performance, discount rates, contribution status among other information. The pension valuation was remeasured at the end of Q3-2023 and adjusted by approximately $2.2 million as a result of unrealized gains on returns net of increases to interest rates set by central banks and governments globally. The Company expects to continue to review the pension valuation quarterly.
Page | 14

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2023

Capital Resources

The Company’s cash flow is dependent on delivery of its metal concentrates to market. The Company’s contracts with the concentrate purchasers provide for provisional payments based on timing of concentrate deliveries. The Company has not had any problems collecting payments from concentrate purchasers in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, this cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties, and, in the case of Relief Canyon, the suspension of mining operations. Additionally, unforeseen cessation in the counterparty’s capabilities could severely impact the Company’s capital resources.

The Company made capital expenditures of $15.9 million during the nine months ended September 30, 2023 (2022: $13.8 million). Money was spent on purchase of property, plant and equipment mostly associated with the Galena Complex Recapitalization Plan.

The following table sets out the Company’s contractual obligations as of September 30, 2023:

		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years
Trade and other payables	$23,890	$23,890	$-	$-	$-
Pre-payment facility	1,500	1,500	-	-	-
Promissory note	1,875	1,250	625	-	-
Interest on promissory note	126	113	13	-	-
RoyCap convertible debenture	17,012	-	17,012	-	-
Interest on RoyCap convertible debenture	1,877	1,405	472	-	-
Government loan	222	222	-	-	-
Royalty payable	4,044	2,477	1,567	-	-
Metals contract liability	34,895	13,530	21,365	-	-
Projected pension contributions	4,916	1,066	1,740	1,870	240
Decommissioning provision	20,168	-	-	-	20,168
Other long-term liabilities	1,676	-	784	281	611
Total	$112,201	$45,453	$43,578	$2,151	$21,019
1 – Minimum lease payments in respect to lease liabilities are included in trade and other payables and other long-term liabilities. Further details available in Note 20 of the unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2023.
2 – Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Transactions with Related Parties

There were no related party transactions for the nine months ended September 30, 2023.
Page | 15

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2023

Risk Factors

The business of the Company is subject to a substantial number of risks and uncertainties. In addition to considering the information disclosed in the forward-looking statements, financial statements and the other publicly filed documentation regarding the Company available on SEDAR+ at www.sedarplus.ca, on EDGAR at www.sec.gov, and on the Company’s website at www.americas-gold.com, the reader should carefully consider each of, and the cumulative effect of, the risk factors relating to the Company found under the heading “Risk Factors” in the Company’s Annual Information Form dated March 30, 2023 or the Company’s MD&A for the year ended December 31, 2022 dated March 15, 2023. Any of these risk elements could have material adverse effects on the business of the Company. See note 24 – Financial risk management of the Company’s audited consolidated financial statements for the year ended December 31, 2022 and note 20 – Financial risk management of the Company’s unaudited condensed interim consolidated financial statements for the nine months ended September 30, 2023 and 2022.

The Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2023 and 2022 contain going concern disclosure

The Company’s condensed interim consolidated financial statements for the three and nine months ended September 30, 2023 and 2022 contain disclosure related to the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern is dependent upon its ability to raise additional capital, achieve sustainable revenues and profitable operations, and obtain the necessary financing to meet obligations and repay liabilities when they become due. No assurances can be given that the Company will be successful in achieving these goals. If the Company is unable to achieve these goals, its ability to carry out and implement planned business objectives and strategies will be significantly delayed, limited or may not occur. These circumstances cast substantial doubt on the Company’s ability to continue as a going concern and ultimately on the appropriateness of the use of the accounting principles applicable to a going concern. The Company’s financial statements do not include adjustments to amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern. There are no guarantees that access to equity and debt capital from public and private markets in Canada or the U.S. will be available to the Company.

Accounting Standards and Pronouncements

Accounting standards issued but not yet applied

The Company adopted amendments to IAS 12 - Income Taxes requiring companies to recognize deferred tax on transactions that give rise to equal amounts of taxable and deductible temporary differences on initial recognition. The amendments were effective for accounting periods beginning on or after January 1, 2023 and adoption did not have a material impact on the Company’s financial statements.

Certain new accounting standards and interpretations have been published that are not mandatory for the current period and have not been early adopted. These standards are not expected to have a material impact on the Company in the current or future reporting periods.

Financial Instruments
The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates and commodity prices.

As at September 30, 2023, the Company does not have any non-hedge foreign exchange or commodity forward contracts outstanding.
Page | 16

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2023

Capital Structure
The Company is authorized to issue an unlimited number of common and preferred shares, where each common share provides the holder with one vote while preferred shares are non-voting. As at September 30, 2023, there were 217,077,641 common shares and nil preferred shares issued and outstanding.

As at November 14, 2023, there were 217,077,641 common shares and nil preferred shares issued and outstanding, and 16,270,000 options outstanding which are exchangeable in common shares of the Company. The number of common shares issuable on the exercise of warrants is 4,450,793.

Controls and Procedures
Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal controls over financial reporting ("ICFR"), as those terms are defined in National Instrument 52‐109 ‐ Certification of Disclosure in Issuers’ Annual and Interim Filings ("NI 52‐109").

The Company’s DC&P are designed to ensure that all important information about the Company, including operating and financial activities, is communicated fully, accurately and in a timely way and that they provide the Company with assurance that the financial reporting is accurate.

ICFR means a process by or under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at September 30, 2023, the Company’s CEO and CFO have certified that the DC&P are effective and that during the period ended September 30, 2023, the Company did not make any material changes in the ICFR that materially affected or are reasonably likely to materially affect the Company’s ICFR.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

Technical Information

The scientific and technical information relating to the operation of the Company’s material operating mining properties contained herein has been reviewed and approved by Chris McCann, P.Eng., Vice President, Technical Services of the Company. Mr. McCann is a "qualified person" for the purposes of NI 43-101.

The Company’s current Annual Information Form and the NI 43-101 Technical Reports for its other material mineral properties, all of which are available on SEDAR+ at www.sedarplus.ca, contain further details regarding mineral reserve and mineral resource estimates, classification and reporting parameters, key assumptions and associated risks for each of the Company’s material mineral properties, including a breakdown by category.

Non-GAAP and Other Financial Measures

The Company has included certain non-GAAP financial and other measures to supplement the Company’s consolidated financial statements, which are presented in accordance with IFRS, including the following:

•	average realized silver, zinc and lead prices;
•	cost of sales/Ag Eq oz produced;
•	cash costs/Ag oz produced;
•	all-in sustaining costs/Ag oz produced;
•	net cash generated from operating activities;
•	working capital; and
•	silver equivalent production (Ag Eq).
Page | 17

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2023

Management uses these measures, together with measures determined in accordance with IFRS, internally to better assess performance trends and understands that a number of investors, and others who follow the Company’s performance, also assess performance in this manner. These non-GAAP and other financial measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Non-GAAP and other financial measures do not have any standardized meaning prescribed under IFRS, and therefore they may differ from methods used by other companies with similar descriptions.  Management's determination of the components of non-GAAP financial measures and other financial measures are evaluated on a periodic basis influenced by new items and transactions, a review of investor uses and new regulations as applicable. Any changes to the measures are duly noted and retrospectively applied as applicable. Subtotals and per unit measures may not calculate based on amounts presented in the following tables due to rounding.

Average Realized Silver, Zinc and Lead Prices

The Company uses the financial measures "average realized silver price", "average realized zinc price” and “average realized lead price” because it understands that in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s performance vis-à-vis average market prices of metals for the period. The presentation of average realized metal prices is not meant to be a substitute for the revenue information presented in accordance with IFRS, but rather should be evaluated in conjunction with such IFRS measure.

Average realized metal prices represent the sale price of the underlying metal excluding unrealized mark-to-market gains and losses on provisional pricing and concentrate treatment and refining charges. Average realized silver, zinc and lead prices are calculated as the revenue related to each of the metals sold, e.g. revenue from sales of silver divided by the quantity of ounces sold.
Page | 18

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2023

Reconciliation of Average Realized Silver, Zinc and Lead Prices
	Q3-2023	Q3-2022	YTD-2023	YTD-2022
Gross silver sales revenue ('000)	$12,473	$7,983	$44,148	$26,978
Payable metals and fixed pricing adjustments ('000)	320	169	234	179
Payable silver sales revenue ('000)	$12,793	$8,152	$44,382	$27,157
Divided by silver sold (oz)	538,238	427,480	1,905,655	1,246,380
Average realized silver price ($/oz)	$23.77	$19.07	$23.29	$21.79

	Q3-2023	Q3-2022	YTD-2023	YTD-2022
Gross zinc sales revenue ('000)	$9,938	$13,933	$29,964	$45,517
Payable metals and fixed pricing adjustments ('000)	-	(35)	(15)	(137)
Payable zinc sales revenue ('000)	$9,938	$13,898	$29,949	$45,380
Divided by zinc sold (lb)	9,017,317	9,479,410	25,015,767	27,908,405
Average realized zinc price ($/lb)	$1.10	$1.47	$1.20	$1.63

	Q3-2023	Q3-2022	YTD-2023	YTD-2022
Gross lead sales revenue ('000)	$5,822	$6,742	$20,011	$22,741
Payable metals and fixed pricing adjustments ('000)	94	(15)	105	(71)
Payable lead sales revenue ('000)	$5,916	$6,727	$20,116	$22,670
Divided by lead sold (lb)	6,043,652	7,526,053	20,859,969	23,311,960
Average realized lead price ($/lb)	$0.98	$0.89	$0.96	$0.97

Cost of Sales/Ag Eq Oz Produced

The Company uses the financial measure “Cost of Sales/Ag Eq Oz Produced” because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s underlying cost of operations. Silver equivalent production are based on all metals production at average realized silver, zinc, and lead prices during each respective period, except as otherwise noted.

Reconciliation of Consolidated Cost of Sales/Ag Eq Oz Produced[1]
	Q3-2023	Q3-2022	YTD-2023	YTD-2022
Cost of sales ('000)	$17,984	$17,434	$55,820	$50,540
Less non-controlling interests portion ('000)	(3,614)	(3,599)	(11,332)	(10,517)
Attributable cost of sales ('000)	14,370	13,835	44,488	40,023
Divided by silver equivalent produced (oz)	989,440	1,339,001	3,437,211	3,956,533
Cost of sales/Ag Eq oz produced ($/oz)	$14.52	$10.33	$12.94	$10.12

Reconciliation of Cosalá Operations Cost of Sales/Ag Eq Oz Produced
	Q3-2023	Q3-2022	YTD-2023	YTD-2022
Cost of sales ('000)	$8,949	$8,435	$27,490	$24,247
Divided by silver equivalent produced (oz)	704,458	1,096,036	2,450,380	3,149,880
Cost of sales/Ag Eq oz produced ($/oz)	$12.70	$7.70	$11.22	$7.70

Page | 19

Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2023

Reconciliation of Galena Complex Cost of Sales/Ag Eq Oz Produced
	Q3-2023	Q3-2022	YTD-2023	YTD-2022
Cost of sales ('000)	$9,035	$8,999	$28,330	$26,293
Divided by silver equivalent produced (oz)	474,970	404,942	1,644,719	1,344,422
Cost of sales/Ag Eq oz produced ($/oz)	$19.02	$22.22	$17.22	$19.56

[1]
Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

Cash Costs and Cash Costs/Ag Oz Produced

The Company uses the financial measures “Cash Costs” and “Cash Costs/Ag Oz Produced” in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s underlying cash costs of operations.

Cash costs are determined on a mine-by-mine basis and include mine site operating costs such as: mining, processing, administration, production taxes and royalties which are not based on sales or taxable income calculations. Non-cash costs consist of: non-cash related charges to cost of sales including inventory movements, write-downs to net realizable value of concentrates, ore stockpiles, and spare parts and supplies, and employee profit share accruals.

Reconciliation of Consolidated Cash Costs/Ag Oz Produced[1]
	Q3-2023	Q3-2022	YTD-2023	YTD-2022
Cost of sales ('000)	$17,984	$17,434	$55,820	$50,540
Less non-controlling interests portion ('000)	(3,614)	(3,599)	(11,332)	(10,517)
Attributable cost of sales ('000)	14,370	13,835	44,488	40,023
Non-cash costs ('000)	16	(18)	(527)	(1,743)
Direct mining costs ('000)	$14,386	$13,817	$43,961	$38,280
Smelting, refining and royalty expenses ('000)	5,549	5,687	16,658	17,761
Less by-product credits ('000)	(12,583)	(16,187)	(41,941)	(56,402)
Cash costs ('000)	$7,352	$3,317	$18,678	$(361)
Divided by silver produced (oz)	386,615	331,304	1,459,674	930,848
Cash costs/Ag oz produced ($/oz)	$19.01	$10.01	$12.80	$(0.39)

Reconciliation of Cosalá Operations Cash Costs/Ag Oz Produced
	Q3-2023	Q3-2022	YTD-2023	YTD-2022
Cost of sales ('000)	$8,949	$8,435	$27,490	$24,247
Non-cash costs ('000)	11	231	(490)	(1,190)
Direct mining costs ('000)	$8,960	$8,666	$27,000	$23,057
Smelting, refining and royalty expenses ('000)	4,420	4,929	13,447	15,113
Less by-product credits ('000)	(10,820)	(14,419)	(35,152)	(49,785)
Cash costs ('000)	$2,560	$(824)	$5,295	$(11,615)
Divided by silver produced (oz)	177,503	186,062	777,616	440,632
Cash costs/Ag oz produced ($/oz)	$14.42	$(4.43)	$6.81	$(26.36)

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2023

Reconciliation of Galena Complex Cash Costs/Ag Oz Produced
	Q3-2023	Q3-2022	YTD-2023	YTD-2022
Cost of sales ('000)	$9,035	$8,999	$28,330	$26,293
Non-cash costs ('000)	8	(415)	(62)	(922)
Direct mining costs ('000)	$9,043	$8,584	$28,268	$25,371
Smelting, refining and royalty expenses ('000)	1,882	1,264	5,352	4,414
Less by-product credits ('000)	(2,939)	(2,947)	(11,315)	(11,028)
Cash costs ('000)	$7,986	$6,901	$22,305	$18,757
Divided by silver produced (oz)	348,521	242,070	1,136,764	817,026
Cash costs/Ag oz produced ($/oz)	$22.91	$28.51	$19.62	$22.96

[1]
Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

All-In Sustaining Costs and All-In Sustaining Costs/Ag Oz Produced

The Company uses the financial measures “All-In Sustaining Costs” and “All-In Sustaining Costs/Ag Oz Produced” in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement and because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s total costs of producing silver from operations.

All-in sustaining costs is cash costs plus all development, capital expenditures, and exploration spending, excluding costs related to the Galena Recapitalization Plan implementation.

Reconciliation of Consolidated All-In Sustaining Costs/Ag Oz Produced[1]
	Q3-2023	Q3-2022	YTD-2023	YTD-2022
Cash costs ('000)	$7,352	$3,317	$18,678	$(361)
Capital expenditures ('000)	3,434	2,340	9,058	6,101
Exploration costs ('000)	640	526	1,739	1,248
All-in sustaining costs ('000)	$11,426	$6,183	$29,475	$6,988
Divided by silver produced (oz)	386,615	331,304	1,459,674	930,848
All-in sustaining costs/Ag oz produced ($/oz)	$29.55	$18.66	$20.19	$7.51

Reconciliation of Cosalá Operations All-In Sustaining Costs/Ag Oz Produced
	Q3-2023	Q3-2022	YTD-2023	YTD-2022
Cash costs ('000)	$2,560	$(824)	$5,295	$(11,615)
Capital expenditures ('000)	2,077	1,153	5,156	2,546
Exploration costs ('000)	198	479	629	1,179
All-in sustaining costs ('000)	$4,835	$808	$11,080	$(7,890)
Divided by silver produced (oz)	177,503	186,062	777,616	440,632
All-in sustaining costs/Ag oz produced ($/oz)	$27.24	$4.35	$14.25	$(17.91)

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2023

Reconciliation of Galena Complex All-In Sustaining Costs/Ag Oz Produced
	Q3-2023	Q3-2022	YTD-2023	YTD-2022
Cash costs ('000)	$7,986	$6,901	$22,305	$18,757
Capital expenditures ('000)	2,263	1,979	6,504	5,925
Exploration costs ('000)	737	78	1,850	115
All-in sustaining costs ('000)	$10,986	$8,958	$30,659	$24,797
Galena Complex Recapitalization Plan costs ('000)	275	2,858	4,488	6,713
All-in sustaining costs with Galena Recapitalization Plan ('000)	$11,261	$11,816	$35,147	$31,510
Divided by silver produced (oz)	348,521	242,070	1,136,764	817,026
All-in sustaining costs/Ag oz produced ($/oz)	$31.52	$37.00	$26.97	$30.35
All-in sustaining costs with Galena Recapitalization Plan/Ag oz produced ($/oz)	$32.31	$48.81	$30.92	$38.57

[1]
Throughout this MD&A, consolidated production results and consolidated operating metrics are based on the attributable ownership percentage of each operating segment (100% Cosalá Operations and 60% Galena Complex).

Net Cash Generated from Operating Activities

The Company uses the financial measure “net cash generated from operating activities” because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s liquidity, operational efficiency, and short-term financial health.

This is a financial measure disclosed in the Company’s statements of cash flows determined as cash generated from operating activities, after changes in non-cash working capital items.

Reconciliation of Net Cash Generated from Operating Activities
	Q3-2023	Q3-2022	YTD-2023	YTD-2022
Cash used in operating activities ('000)	$(3,882)	$(5,611)	$(3,332)	$(1,474)
Changes in non-cash working capital items ('000)	4,610	(1,049)	(224)	(37)
Net cash generated from (used in) operating activities ('000)	$728	$(6,660)	$(3,556)	$(1,511)

Working Capital

The Company uses the financial measure “working capital” because it understands that, in addition to conventional measures prepared in accordance with IFRS, certain investors and analysts use this information to evaluate the Company’s liquidity, operational efficiency, and short-term financial health.

Working capital is the excess of current assets over current liabilities.

Reconciliation of Working Capital
	Q3-2023	Q3-2022
Current Assets ('000)	$18,643	$19,312
Less current liabilities ('000)	(43,896)	(35,972)
Working capital ('000)	$(25,253)	$(16,660)

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Americas Gold and Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2023

Supplementary Financial Measures

The Company references certain supplementary financial measures that are not defined terms under IFRS to assess performance because it believes they provide useful supplemental information to investors.

Silver Equivalent Production

References to silver equivalent production are based on all metals production at average realized silver, zinc, and lead prices during each respective period, except as otherwise noted.

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